UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 8, 2011

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Discovers Important New Antibody Against Influenza A

Leiden, The Netherlands (July 7, 2011) - Dutch biopharmaceutical company Crucell N.V. and The Scripps Research Institute today published an article in the world's leading journal of original scientific research Science describing Crucell's novel anti-influenza antibody CR8020 and how it neutralizes group 2 influenza A viruses. Attempts to isolate broadly neutralizing antibodies against group 2 viruses have not been previously described. The broad neutralizing ability of the CR8020 makes it a potentially groundbreaking therapy against seasonal and pandemic flu.

"Influenza is an elusive enemy" said Jaap Goudsmit, Chief Scientific Officer at Crucell. "The need for innovative approaches to the control of seasonal influenza is highlighted by its death toll - estimated at 500,000 annually. Having successfully discovered these antibodies, Crucell is determined to develop an antibody therapy for flu."

In February 2009, Crucell and The Scripps Research Institute published a paper in Science, reporting the discovery of a panel of human monoclonal antibodies showing neutralizing activity against almost all influenza A group 1 viruses. The most potent of these antibodies, called CR6261, prevents or cures influenza, in animal tests, to deadly levels of the H5N1 and H1N1 viruses.

In this new study, Crucell reports that, by recognizing a novel conserved epitope in the hemagglutinin stem, the antibody CR8020 shows broad neutralizing activity against most influenza A group 2 viruses, including the H3N2 and H7N7 viruses, which cause severe human infection.

Crucell believes that a combination of these two antibodies may be sufficient to neutralize most influenza A subtypes and, with that, enable the development of a universal flu vaccine and a broad spectrum of antibody therapies.

Attempts to isolate broadly neutralizing antibodies against group 2 viruses have not been previously described. Antibodies, such as CR6261 and CR8020, may protect against essentially all influenza A viruses and would have undisputed benefits for high-risk groups, such as the elderly and immunocompromised, and for severe, life-threatening influenza infections.

Influenza and related medical complications result in an estimated number of 500,000 annual deaths worldwide. Every year more than 200,000 people in the United States are hospitalized from flu complications and about 36,000 people die from flu[1].

Currently, two main countermeasures are used against flu. Antivirals have been widely used and proven to be quite effective. However, resistance to these antivirals has reduced their effectiveness and mutations are widespread.

Vaccination is the other countermeasure. Each year circulating strains of influenza virus subtypes, currently H1 and H3, change the composition of the viral surface protein known as hemagglutinin by mutation. Consequently, if one has had a vaccination against influenza this year, the antibodies produced by the immune system will most likely not protect against next years' flu. If an antibody was able to recognize an invariable structure in the hemagglutinin protein, such an antibody could be applied for the prevention and therapy of influenza caused by a wide variety of flu strains.

The unique property of the Crucell antibodies appears to be related to its mechanism of action. The paper published in Science entitled "A Highly Conserved Neutralizing Epitope on Group 2 Influenza A Viruses" shows the isolation and characterization of a human monoclonal antibody CR8020 with broad neutralizing activity against most group 2 viruses, including H3N2 and H7N7, which sporadically cross from birds into humans and have the potential to develop into a future pandemic.

"Influenza A viruses responsible for human pandemics have arisen from both group 1 and group 2 viruses." says Dr Robert Friesen, Crucell's Vice President Preclinical and Clinical Research. "Therefore these results are a revolutionary discovery for the potential development of an effective therapy of, and prevention against, seasonal and pandemic influenza".

The results of this study will be presented by Dr Robert Friesen at the 7th Annual European Antibody Congress taking place from November 29th till December 1st in Geneva, Switzerland.

For both studies, Crucell collaborated with the Scripps Research Institute in California, USA, which is a world leader in this type of molecular-level research, the department of microbiology of the Univeristy of Hong Kong in Hong Kong, and the Central Veterinary Institute of the University of Wageningen in Lelystad, The Netherlands.

This project has been funded in whole or in part with Federal funds from the National Institute of Allergy and Infectious Diseases, National Institutes of Health, Department of Health and Human Services, under Contract No. HHSN272200900060C.

[1] Source: Centers for Disease Control and Prevention.

Article reference: A Highly Conserved Neutralizing Epitope on Group 2 Influenza A Viruses. Authors: Damian C. Ekiert,1# Robert H. E. Friesen,2# Gira Bhabha,1 Ted Kwaks,2 Mandy Jongeneelen,2 Wenli Yu,1 Carla Ophorst,2 Freek Cox,2 Hans J.W.M. Korse,2 Boerries Brandenburg,2 Ronald Vogels,2 Just P.J. Brakenhoff,2 Ronald Kompier,2 Martin H. Koldijk,2 Lisette A.H.M. Cornelissen,3 Leo L. M. Poon,4 Malik Peiris,4 Wouter Koudstaal,2* Ian A. Wilson,1,5 and Jaap Goudsmit2

1 Department of Molecular Biology, The Scripps Research Institute, 10550 North Torrey Pines Road, La Jolla, CA 92037, USA; 2 Crucell Holland BV, Archimedesweg 4-6, 2301 CA Leiden, The Netherlands; 3 Central Veterinary Institute, Wageningen University, Lelystad, the Netherlands; 4 Department of Microbiology, The University of Hong Kong, Queen Mary Hospital, Hong Kong Special Administrative Region, People's Republic of China; 5 The Skaggs Institute for Chemical Biology, The Scripps Research Institute, 10550 North Torrey Pines Road, La Jolla, CA 92037, USA. # These authors contributed equally to this work.

About Crucell
Crucell N.V. is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 200 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people.

Johnson & Johnson completed the tender offer for Crucell N.V. (Crucell) on 22nd February 2011 and declared the offer unconditional.  As a result, Crucell will now operate as the center for vaccines within the Johnson & Johnson pharmaceuticals group.

For more information, please visit www.crucell.com.

Forward-looking statements
(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Crucell N.V. and/or Johnson & Johnson.  Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended January 2, 2011.  Copies of this Form 10-K, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson.  Neither Crucell N.V.  nor Johnson & Johnson undertake to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell:
Oya Yavuz
Vice President Corporate Communications
Tel. +31 (0)71 519 7064
communications@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

July 8, 2011 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations